SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-___.

The contents of this Form 6-K are hereby incorporated into the Registration Statement on Form F-3 (File No. 333-138608) Dr. Reddy’s Laboratories Limited filed with the Securities Exchange Commission on November 13, 2006.

This Report on Form 6-K shall be incorporated by reference in the automatic shelf Registration Statement on Form F-3 (File No. 333-138608) (the “Shelf Registration Statement”) of Dr. Reddy’s Laboratories Limited (the “Company”) and made part thereof, including the preliminary prospectus supplement to the prospectus dated November 13, 2006 (the “Prospectus Supplement,” and, together with the Shelf Registration Statement, the “Registration Statement”), each filed on November 13, 2006 with the United States Securities and Exchange Commission.
Other Events
On November 13, 2006, the Company filed the Shelf Registration Statement and subsequently filed the Prospectus Supplement with the United States Securities and Exchange Commission in connection with its offering of American Depositary Shares (the “Offering”).
In connection with the Offering, the Company hereby supplements the information set forth in the Registration Statement.

DILUTION
CAPITALIZATION
SIGNATURES

DILUTION
     At June 30, 2006, we had a net tangible book value of Rs.156.75 per equity share or U.S.$3.42 per ADS (based on the noon buying rate in the City of New York on June 30, 2006 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.45.87 per U.S.$1.00 and the ratio of one equity share to one ADS). Net tangible book value represents the amount of our total assets less our total liabilities, divided by 153,404,506, the total number of our equity shares outstanding at June 30, 2006.
     After giving effect to the sale by us of 13,500,000 ADSs offered by us in the offering described in our preliminary prospectus supplement dated November 13, 2006 and assuming (1) an offering price of U.S.$17.22 per ADS, the closing price per ADS as reported on the New York Stock Exchange on November 9, 2006, and (2) that the underwriters’ over-allotment option is not exercised, our net tangible book value estimated at November 9, 2006 would have been approximately Rs.207.96 per equity share, representing U.S.$4.53 per ADS. This represents an immediate increase in net tangible book value of Rs.51.21 per equity share, or U.S.$1.11 per ADS to existing shareholders and an immediate dilution in net tangible book value of Rs.581.92 per equity share, or U.S.$12.69 per ADS to new investors purchasing equity shares in this offering. Dilution for this purpose represents the difference between the price per equity share or ADS paid by these purchasers and net tangible book value per ADS immediately after the completion of the offering.
     The following table illustrates this dilution to new investors purchasing ADSs, in the offering:

	Equity Shares		ADSs
Assumed initial public offering price per ADS	Rs.773.35	(2)	U.S.$17.22	(3)
Net tangible book value per ADS at June 30, 2006	156.75		3.42	(4)
Increase in net tangible book value per equity share or ADS attributable to new investors	51.21		1.11	(4)
Pro forma net tangible book value per equity share or ADS after the offering	207.96		4.53	(4)
Dilution per equity share or ADS to new investors	Rs.581.92		U.S.$12.69	(4)
Percentage of dilution in net tangible book value per equity share or ADS for new investors(1)	75.25%

(1)	Percentage of dilution for new investors is calculated by dividing the dilution in net tangible book value for new investors in Indian Rupees by the price of the offering in Indian Rupees.

(2)	Closing price per equity share as reported on the National Stock Exchange of India Limited on November 9, 2006.

(3)	Closing price per ADS as reported on the New York Stock Exchange on November 9, 2006.

(4)	Translated for convenience only based on the noon buying rate in the City of New York on June 30, 2006, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.45.87 per U.S.$1.00 and the ratio of one equity share to one ADS.
     Each U.S.$1.00 increase (decrease) in the assumed offering price per equity share or per ADS, respectively, would increase (decrease) the net tangible book value after this offering by Rs.3.71 per equity share or U.S.$0.08 per ADS assuming no exercise of the underwriters’ over-allotment options and the dilution to investors in the offerings by Rs.42.16 per equity share or U.S.$0.92 per ADS, assuming that the number of ADSs offered in the offering, as set forth on the cover page of the preliminary prospectus supplement filed on November 13, 2006, remains the same.

(2) CAPITALIZATION
     The following tables set forth, as of September 30, 2006, our cash and capitalization prepared in accordance with U.S. GAAP on:
•	an actual basis; and

•	an adjusted basis giving effect to the sale by us of 13,500,000 ADSs offered by us in the preliminary prospectus supplement filed on November 13, 2006, and assuming (1) an offering price of U.S.$17.22 per ADS, the closing price per ADS as reported on the New York Stock Exchange on November 9, 2006 and (2) that the underwriters’ over-allotment option is not exercised.
     The following table should be read in conjunction with our consolidated financial statements and the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

	As of September 30, 2006
	Actual		As adjusted for this offering
	(All amounts in thousand)
	Rs.	U.S.$(1)	Rs.	U.S.$(1)
Cash and cash equivalents(2)	4,875,531	$106,105	15,557,528	$338,575

Borrowings from banks	8,817,947	191,903	8,817,947	191,903
Current portion of long term debt	2,935,199	63,878	2,935,199	63,878

Total short term debt and current portion of long term debt	11,753,146	255,781	11,753,146	255,781

Total long term debt, excluding current portion	20,607,472	448,476	20,607,472	448,476

Stockholders’ equity
Equity shares at Rs.5 par value: 200,000,000 shares authorized; Issued and outstanding: 153,515,604 shares actual, 167,015,604 shares as adjusted(2)	767,578	16,705	835,078	18,174
Additional paid in capital(2)	9,930,832	216,123	20,545,329	447,124
Equity options outstanding	492,210	10,712	492,210	10,712
Retained earnings	14,959,592	325,562	14,959,592	325,562
Equity shares held by a controlled trust: 82,800 shares	(4,882)	(106)	(4,882)	(106)
Accumulated and other comprehensive income	361,054	7,858	361,054	7,858

Total stockholders’ equity(2)	26,506,384	576,853	37,188,381	809,323

Total capitalization(2)	58,867,002	1,281,110	69,548,999	1,513,580
(1) Translated for convenience only based on the noon buying rate in the City of New York on September 30, 2006, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.45.95 per U.S.$1.00 and the ratio of one equity share to one ADS.
(2) Each U.S.$1.00 increase (decrease) in the assumed offering price per ADS would increase (decrease) each of cash and cash equivalents, additional paid in capital, total stockholders’ equity and total capitalization by Rs.620.3 million or U.S.$13.5 million, assuming that the number of ADSs offered in the offering, as set forth on the cover page of the preliminary prospectus supplement filed with the Securities and Exchange Commission on November 13, 2006, remains the same.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: November 16, 2006	By:	/s/ V Viswanath
		Name:	V Viswanath
		Title:	Company Secretary